Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2025 and 2024 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2025 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By	/s/ Chih-Cheng Chien
Chih-Cheng Chien
Chairman

February 26, 2026

INDEPENDENT AUDITORS’ REPORT

PWCR25003503

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2025 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2025 consolidated financial statements are stated as follows:

Accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services

Description

Refer to Note 3 for the accounting policies on revenue recognition and Notes 30 and 44 for details of revenue.

The Company recognizes revenues from mobile services, fixed-line broadband services and fixed-line data services based on the terms of mobile services, fixed-line broadband services and fixed-line data services contracts and actual usage of mobile services, fixed-line broadband services and fixed-line data services. Given that revenues from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions from a large number of contracts and a wide variety of tariff plans, the Company highly relies on the automated information systems to process and recognize revenues from mobile services, fixed-line broadband services and fixed-line data services.

Given the Company’s revenues from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions and highly relies on information technology systems, a high degree of auditor effort was required in performing procedures related to accuracy of the Company’s revenues from mobile services, fixed-line broadband services and fixed-line data services. Thus, we consider the accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services as a key audit matter.

How our audit addressed the matter

Our audit procedures performed in respect of the above included the following:

1.

Obtained an understanding over the design of internal controls and information systems related to the business process of the Company’s revenue recognition on mobile services, fixed-line broadband services and fixed-line data services and evaluated operating effectiveness of such controls. This includes the following procedures:

•

Obtained an understanding and evaluated the significant systems related to revenues from mobile services, fixed-line broadband services and fixed-line data services, and tested the information technology general controls as well as the automated controls for automatic calculations and system interface over these systems.

•

Tested manual controls related to the review of information on mobile services, fixed-line broadband services and fixed-line data services, including service acceptance, updates to price information, data collection and system interface, pricing, billing, and accounting processes.

2.

Selected samples from mobile services, fixed-line broadband services and fixed-line data services revenues, agreed the samples selected to service contracts, invoices, payment records, and tested consistency between the data entered into the system and the original service contracts.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2025 and 2024.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

February 26, 2026

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025		2024
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 3, 6, 14 and 38)	$36,944,206	7	$36,259,689	6
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	3,372	—	290	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	18,555	—	—	—
Hedging financial assets (Notes 3 and 21)	3,204	—	1,133	—
Contract assets (Notes 3 and 30)	8,576,194	2	8,401,343	2
Trade notes and accounts receivable, net (Notes 3, 4, 10 and 30)	27,396,423	5	26,025,696	5
Receivables from related parties (Note 38)	213,480	—	193,004	—
Inventories (Notes 3, 4, 11, 30, 39 and 40)	13,178,595	2	12,087,118	2
Prepayments (Note 12)	3,789,733	1	3,138,313	1
Other current monetary assets (Notes 13, 28 and 38)	23,467,523	4	23,408,001	4
Incremental costs of obtaining contracts (Notes 3 and 30)	338,581	—	339,172	—
Other current assets (Notes 20, 32 and 39)	3,441,219	1	3,114,554	1

Total current assets	117,371,085	22	112,968,313	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	1,211,352	—	1,005,236	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	6,786,803	1	4,666,976	1
Financial assets at amortized cost (Notes 3 and 9)	2,020,300	—	2,000,000	—
Investments accounted for using equity method (Notes 3 and 15)	8,456,132	2	9,073,464	2
Contract assets (Notes 3 and 30)	4,733,374	1	4,327,424	1
Property, plant and equipment (Notes 3, 4, 14, 16, 35, 38, 39 and 40)	288,164,825	55	289,840,144	55
Right-of-use assets (Notes 3, 4, 17 and 38)	10,763,909	2	10,912,329	2
Investment properties (Notes 3, 4 and 18)	12,420,318	2	12,301,719	2
Intangible assets (Notes 3, 4, 19 and 38)	59,762,175	11	66,283,202	12
Deferred income tax assets (Notes 3, 14 and 32)	1,781,649	—	1,661,402	—
Incremental costs of obtaining contracts (Notes 3 and 30)	1,109,029	—	1,221,652	—
Net defined benefit assets (Notes 3, 4 and 28)	9,865,533	2	8,883,719	2
Prepayments (Notes 12 and 40)	5,931,213	1	4,461,017	1
Other noncurrent assets (Notes 20, 39 and 40)	5,494,254	1	4,885,230	1

Total noncurrent assets	418,500,866	78	421,523,514	79

TOTAL	$535,871,951	100	$534,491,827	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Notes 14 and 22)	$340,000	—	$215,000	—
Financial liabilities at fair value through profit or loss (Notes 3, 4 and 7)	3	—	—	—
Hedging financial liabilities (Notes 3 and 21)	56	—	1,907	—
Contract liabilities (Notes 3, 30 and 40)	21,296,124	4	16,300,986	3
Trade notes and accounts payable (Note 25)	15,922,842	3	17,742,532	3
Payables to related parties (Note 38)	176,746	—	480,401	—
Current tax liabilities (Notes 3 and 32)	5,218,971	1	4,718,103	1
Lease liabilities (Notes 3, 4, 17, 35 and 38)	3,889,510	1	3,557,874	1
Other payables (Notes 26 and 35)	28,716,142	5	26,581,353	5
Provisions (Notes 3 and 27)	524,743	—	441,801	—
Current portion of long-term liabilities (Notes 3, 23, 24 and 39)	1,899,856	—	8,802,526	2
Other current liabilities	957,029	—	1,050,559	—

Total current liabilities	78,942,022	14	79,893,042	15

NONCURRENT LIABILITIES
Long-term loans (Notes 3, 23 and 39)	1,600,000	—	1,631,354	—
Bonds payable (Notes 3 and 24)	23,288,282	4	21,689,326	4
Contract liabilities (Notes 3, 30 and 40)	6,567,398	1	7,540,730	2
Deferred income tax liabilities (Notes 3 and 32)	2,828,682	1	2,658,419	—
Provisions (Notes 3 and 27)	560,273	—	534,684	—
Lease liabilities (Notes 3, 4, 17, 35 and 38)	7,000,631	2	7,333,503	2
Customers’ deposits (Note 38)	5,261,997	1	5,310,453	1
Net defined benefit liabilities (Notes 3, 4 and 28)	2,329,312	—	2,107,224	—
Other noncurrent liabilities	6,703,278	2	7,688,236	2

Total noncurrent liabilities	56,139,853	11	56,493,929	11

Total liabilities	135,081,875	25	136,386,971	26

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 14 and 29)
Common stocks	77,574,465	15	77,574,465	15

Additional paid-in capital	172,450,886	32	171,587,279	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15
Special reserve	2,675,419	—	2,675,419	—
Unappropriated earnings	54,962,307	10	54,953,379	10

Total retained earnings	135,212,191	25	135,203,263	25

Others	1,020,169	—	585,683	—

Total equity attributable to stockholders of the parent	386,257,711	72	384,950,690	72
NONCONTROLLING INTERESTS (Notes 14 and 29)	14,532,365	3	13,154,166	2

Total equity	400,790,076	75	398,104,856	74

TOTAL	$535,871,951	100	$534,491,827	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%
REVENUES (Notes 3, 30, 38 and 44)	$236,114,409	100	$229,968,292	100
OPERATING COSTS (Notes 3, 11, 28, 30, 31 and 38)	149,145,192	63	146,582,797	64

GROSS PROFIT	86,969,217	37	83,385,495	36

OPERATING EXPENSES (Notes 3, 10, 28, 31 and 38)
Marketing	26,019,335	11	25,103,662	11
General and administrative	7,718,111	3	7,175,286	3
Research and development	4,362,479	2	4,167,200	2
Expected credit loss	209,446	—	188,064	—

Total operating expenses	38,309,371	16	36,634,212	16

OTHER INCOME AND EXPENSES (Notes 16, 18, 31 and 44)	(112,144)	—	121,853	—

INCOME FROM OPERATIONS	48,547,702	21	46,873,136	20

NON-OPERATING INCOME AND EXPENSES
Interest income (Notes 38 and 44)	904,058	—	780,968	1
Other income (Notes 8, 31 and 38)	491,743	—	463,343	—
Other gains and losses (Notes 14, 15, 31, 37 and 38)	632,532	—	(178,503)	—
Interest expense (Notes 17, 31, 38 and 44)	(370,367)	—	(339,342)	—
Share of profits of associates and joint ventures accounted for using equity method (Notes 15 and 44)	63,932	—	154,187	—

Total non-operating income and expenses	1,721,898	—	880,653	1

INCOME BEFORE INCOME TAX	50,269,600	21	47,753,789	21
INCOME TAX EXPENSE (Notes 3 and 32)	9,752,500	4	9,216,287	4

NET INCOME	40,517,100	17	38,537,502	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 28)	97,822	—	2,254,578	1
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 29 and 37)	620,589	—	48,185	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 21)	$3,922	—	$(730)	—
Share of other comprehensive income of associates and joint ventures (Notes 3, 15 and 29)	9,738	—	14,243	—
Income tax relating to items that will not be reclassified to profit or loss (Note 32)	(19,974)	—	(450,916)	—

	712,097	—	1,865,360	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(218,289)	—	192,188	—
Share of other comprehensive income of associates and joint ventures (Note 15)	12,010	—	22,944	—

	(206,279)	—	215,132	—

Total other comprehensive income, net of income tax	505,818	—	2,080,492	1

TOTAL COMPREHENSIVE INCOME	$41,022,918	17	$40,617,994	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$38,712,404	16	$37,220,464	16
Noncontrolling interests	1,804,696	1	1,317,038	1

	$40,517,100	17	$38,537,502	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$39,230,646	17	$39,254,340	17
Noncontrolling interests	1,792,272	—	1,363,654	1

	$41,022,918	17	$40,617,994	18

EARNINGS PER SHARE (Note 33)
Basic	$4.99		$4.80

Diluted	$4.98		$4.79

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 14, 21 and 29)
						Others
							Unrealized Gain
							or Loss on
						Exchange	Financial Assets
						Differences	at Fair Value
			Retained Earnings			Arising from the	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	Translation of the	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Foreign Operations	Income	Instruments	Total	(Notes 14 and 29)	Total Equity
BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)	—	(36,909,931)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(898,565)	(898,565)
Unclaimed dividend	—	2,109	—	—	—	—	—	—	2,109	—	2,109
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	71,883	—	—	—	—	—	—	71,883	13,029	84,912
Actual disposal of interests in subsidiaries	—	224,293	—	—	—	—	—	—	224,293	34,480	258,773
Net income for the year ended December 31, 2024	—	—	—	—	37,220,464	—	—	—	37,220,464	1,317,038	38,537,502
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,801,085	190,664	42,857	(730)	2,033,876	46,616	2,080,492

Total comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	39,021,549	190,664	42,857	(730)	39,254,340	1,363,654	40,617,994

Changes in equities of subsidiaries	—	(92)	—	—	—	—	—	—	(92)	45,316	45,224

BALANCE, DECEMBER 31, 2024	77,574,465	171,587,279	77,574,465	2,675,419	54,953,379	22,852	563,605	(774)	384,950,690	13,154,166	398,104,856
Appropriation of 2024 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(38,787,232)	—	—	—	(38,787,232)	—	(38,787,232)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,307,323)	(1,307,323)
Unclaimed dividend	—	1,926	—	—	—	—	—	—	1,926	—	1,926
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(5,929)	—	—	—	—	—	—	(5,929)	140	(5,789)
Actual disposal of interests in subsidiaries	—	235,552	—	—	—	—	—	—	235,552	75,106	310,658
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	629,972	—	—	—	—	—	—	629,972	759,248	1,389,220
Net income for the year ended December 31, 2025	—	—	—	—	38,712,404	—	—	—	38,712,404	1,804,696	40,517,100
Other comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	83,740	(214,531)	645,111	3,922	518,242	(12,424)	505,818

Total comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	38,796,144	(214,531)	645,111	3,922	39,230,646	1,792,272	41,022,918

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	16	—	(16)	—	—	—	—
Changes in equities of subsidiaries	—	2,086	—	—	—	—	—	—	2,086	39,222	41,308
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	19,534	19,534

BALANCE, DECEMBER 31, 2025	$77,574,465	$172,450,886	$77,574,465	$2,675,419	$54,962,307	$(191,679)	$1,208,700	$3,148	$386,257,711	$14,532,365	$400,790,076

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$50,269,600	$47,753,789
Adjustments for:
Depreciation	33,549,658	32,919,862
Amortization	6,666,281	6,698,604
Amortization of incremental costs of obtaining contracts	944,587	905,990
Expected credit loss	209,446	188,064
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	91,513	147,026
Interest expense	370,367	339,342
Interest income	(904,058)	(780,968)
Dividend income	(280,667)	(239,908)
Compensation cost of share-based payment transactions	10,294	7,700
Share of profits of associates and joint ventures accounted for using equity method	(63,932)	(154,187)
Loss on disposal of property, plant and equipment	28,555	17,347
Gain on disposal of intangible assets	(276)	—
Gain on disposal of financial instruments	—	(1,077)
Gain on disposal of investments accounted for using equity method	(738,929)	—
Provision for impairment loss and obsolescence of inventory	34,070	60,381
Impairment loss on property, plant and equipment	112,219	—
Reversal of impairment loss on investment properties	(28,354)	(139,200)
Gain on disposal of subsidiaries	(15,290)	—
Others	(18,910)	(67,746)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(593,906)	(2,249,458)
Trade notes and accounts receivable	(1,581,327)	(1,322,106)
Receivables from related parties	(20,476)	(114,915)
Inventories	(1,132,068)	(626,734)
Prepayments	(411,025)	(29,202)
Other current assets	(328,961)	(292,295)
Other current monetary assets	(1,372,770)	63,556
Incremental cost of obtaining contracts	(831,373)	(1,316,482)
Increase (decrease) in:
Contract liabilities	4,029,182	2,192,948
Trade notes and accounts payable	(1,810,371)	3,346,607
Payables to related parties	(303,655)	95,312
Other payables	1,802,153	1,540,200
Provisions	108,531	153,812
Net defined benefit plans	(661,904)	(656,764)
Other current liabilities	(95,913)	77,697

Cash generated from operations	87,032,291	88,517,195

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
Interests paid	$(363,509)	$(333,456)
Income taxes paid	(9,223,235)	(8,939,418)

Net cash provided by operating activities	77,445,547	79,244,321

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(1,517,922)	(312,780)
Proceeds from disposal of financial assets at fair value through other comprehensive income	374	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	111,795
Acquisition of financial assets at amortized cost	(20,300)	(2,000,000)
Acquisition of financial assets at fair value through profit or loss	(325,792)	(162,304)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4,920
Acquisition of investments accounted for using equity method	(19,655)	(775,747)
Proceeds from disposal of investments accounted for using equity method	886,090	—
Net cash outflow from loss of control of subsidiaries	(8,664)	—
Acquisition of property, plant and equipment	(27,698,023)	(28,755,550)
Proceeds from disposal of property, plant and equipment	20,739	12,995
Acquisition of intangible assets	(143,675)	(234,144)
Proceeds from disposal of intangible assets	342	—
Acquisition of investment properties	(73,974)	(4,333)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(54,079,731)	(72,914,674)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	55,181,734	69,886,296
Increase in other noncurrent assets	(622,489)	(258,306)
Increase in prepayments for leases	(1,711,886)	(1,400,074)
Interests received	912,403	764,108
Dividends received	911,506	663,161
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	25,084	42,514

Net cash used in investing activities	(28,283,839)	(35,332,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	3,745,000	700,000
Repayment of short-term loans	(3,555,000)	(1,070,000)
Proceeds from issuance of bonds	3,500,000	—
Repayment of bonds payable	(8,800,000)	—
Payments for transaction costs attributable to the issuance of bonds	(4,985)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
Proceeds from long-term loans	$—	$35,000
Repayment of long-term loans	(35,000)	—
Decrease in customers’ deposits	(38,947)	(9,121)
Payments for the principal of lease liabilities	(4,134,509)	(3,944,494)
Increase (decrease) in other noncurrent liabilities	(984,958)	282,678
Cash dividends paid	(38,787,232)	(36,909,931)
Partial disposal of interests in subsidiaries without a loss of control	310,658	258,773
Cash dividends distributed to noncontrolling interests	(1,094,115)	(898,565)
Change in other noncontrolling interests	1,420,234	37,524
Unclaimed dividend	1,926	2,109

Net cash used in financing activities	(48,456,928)	(41,516,027)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(20,263)	39,634

NET INCREASE IN CASH AND CASH EQUIVALENTS	684,517	2,435,805
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	36,259,689	33,823,884

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$36,944,206	$36,259,689

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on February 26, 2026.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”) (collectively, the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligations less the fair value of plan assets.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company on the balance sheet date does not have in substance the right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (“LED”) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

Loss of control of subsidiaries

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2025	2024	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	—	37	c)

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2025	2024	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	62	70	d)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	57	63	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	45	50	f)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	g)
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	h)
	CHT InventAI Co., Ltd. (“CHAI”)	AI software, system development, application services, and enterprise consulting	100	—	i)
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	j)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	k)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2025	2024	Note
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	International private leased circuit, IP VPN service, and ICT services	100	—	l)

(Concluded)

a)	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.57% and 58.56% as of December 31, 2024 and 2025, respectively.

c)

Chunghwa controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 14(c) for details.

d)

CLPT issued new shares in July 2024 and December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% and 62.03% as of December 31, 2024 and 2025, respectively.

e)

CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 63.45% and 56.69% as of December 31, 2024 and 2025, respectively.

f)

IISI was listed in November 2025. Chunghwa did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% and 44.53% as of December 31, 2024 and 2025, respectively. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g)	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.
h)	Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.
i)	Chunghwa invested and established CHAI in October 2025. Chunghwa obtained 100% ownership interest of CHAI.
j)

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

k)

CHI disposed of some shares of CHPT from November to December 2025. Therefore, the Company’s ownership interest in CHPT decreased to 33.74% as of December 31, 2025. Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

l)	CHTS established CHTM in June 2025 and obtained 100% ownership interest in CHTM. The investment capital was remitted in October 2025.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2025.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial paper, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development and then reclassified as land held under development after LED begins its construction project.

Upon the completion of the construction project, LED recognizes revenues in the amount of proceeds from customers for land and buildings and related costs when ownership is transferred to the customers. The unsold portion of the completed construction project is transferred to land and building held for sale.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives are measured at cost less accumulated impairment loss.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the assets may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 37.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts. The provision for decommissioning liabilities is recognized in accordance with the contractual requirements. The Company bears dismantling, removing the asset and restoring the site obligations for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications services are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers. For some project contracts, the Company does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus, revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Commissions for real estate sales as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized when the real estate is sold and its ownership is transferred to the customers.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements - Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee stock options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital - employee stock options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

Income tax payable or recoverable is based on taxable profit or loss for the period determined according to the applicable tax laws of each tax jurisdiction.

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. A deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology, and research and development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Therefore, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

a.	Material accounting judgments

1)	Principal versus agent

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)	Control over subsidiaries

As discussed in Note 3, “Summary of Material Accounting Policy Information - Basis of Consolidation”, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 10. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 37. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Material Accounting Policy Information - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2026

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027 (Note)
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

Note:	The FSC announced in a press release in September 2025 that public companies will apply IFRS 18 starting from fiscal year 2028. In addition, entities may choose to adopt IFRS 18 earlier based on their requirements after the FSC endorses the standard.

IFRS 18 “Presentation and Disclosure in Financial Statements” will replace IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and guidance to enhance the principles of aggregation and disaggregation applying to the primary financial statements and notes.

Except for the above, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2025	2024
Cash
Cash on hand	$309,644	$443,745
Bank deposits	19,103,766	13,242,716

	19,413,410	13,686,461

(Continued)

	December 31
	2025	2024
Cash equivalents (with maturities of less than three months)
Commercial paper	$8,505,138	$16,887,390
Time deposits	8,024,798	2,883,479
Negotiable certificates of deposit	1,000,000	2,800,000
Stimulus vouchers	860	2,359

	17,530,796	22,573,228

	$36,944,206	$36,259,689

(Concluded)

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificates of deposit as of balance sheet dates were as follows:

	December 31
	2025	2024
Bank deposits	0.00%~1.98%	0.00%~2.55%
Commercial paper	0.96%~1.50%	0.95%~1.56%
Time deposits	0.01%~3.90%	0.01%~4.90%
Negotiable certificates of deposit	1.64%	1.55%~1.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2025	2024
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3,372	$290

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$616,347	$628,737
Non-listed stocks - foreign	25,652	32,415
Limited partnership - domestic	499,656	307,327
Other investing agreements	69,697	36,757

	$1,211,352	$1,005,236

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$3	$—

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of December 31, 2025, Chunghwa invested $120,000 thousand.

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of December 31, 2025, Chunghwa invested $400,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

Contract Amount
	Currency	Maturity Period	(In Thousands)
December 31, 2025
Forward exchange contracts - buy	NT$/EUR	March 2026	NT$88,878/EUR2,500
Forward exchange contracts - buy	NT$/USD	January 2026	NT$30,039/USD961
December 31, 2024
Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10,177/EUR300
Forward exchange contracts - buy	NT$/USD	January 2025	NT$45,879/USD1,408

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31
	2025	2024
Current
Domestic investments
Listed and emerging stocks	$18,555	$—

Noncurrent
Domestic investments
Listed and emerging stocks	$273,916	$126,013
Non-listed stocks	4,923,861	3,873,647
Foreign investments
Listed and emerging stocks	23,431	—
Non-listed stocks	1,565,595	667,316

	$6,786,803	$4,666,976

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company participated in the capital increase of KKCompany Technologies Inc. at the amount of $875,465 thousand in November 2025.

CHIEF disposed of all its investments in 3 Link Information Service Co., Ltd. in November 2025 for financial planning purposes. The fair value of the disposed investment was $374 thousand, and the cumulative disposal gain was $30 thousand.

The related unrealized gain on financial assets at FVOCI was transferred from other equity to unappropriated earnings at the amount of $16 thousand upon the aforementioned disposal in 2025.

The Company recognized dividend income of $280,667 thousand and $239,908 thousand for the years ended December 31, 2025 and 2024, respectively, with $273,585 thousand and $239,169 thousand from the outstanding investments on December 31, 2025 and 2024, respectively.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	December 31
	2025	2024
Corporate bonds	$2,020,300	$2,000,000

Chunghwa acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

CHTSC acquired the 10-year secured cumulative subordinated corporate bond of Mercuries Life Insurance Co., Ltd. at the amount of $20,300 thousand in December 2025.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2025	2024
Trade notes and accounts receivable	$28,583,184	$27,168,306
Less: Loss allowance	(1,186,761)	(1,142,610)

	$27,396,423	$26,025,696

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~21%	2%~67%	13%~84%	27%~91%	55%~96%	100%
Gross carrying amount	$16,807,075	$418,784	$173,148	$41,197	$37,662	$29,047	$615,221	$18,122,134
Loss allowance (lifetime ECL)	(52,137)	(27,067)	(31,146)	(34,576)	(30,721)	(26,420)	(615,221)	(817,288)

Amortized cost	$16,754,938	$391,717	$142,002	$6,621	$6,941	$2,627	$—	$17,304,846

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,635,620	$51,025	$5,712	$26,064	$43,229	$65	$286,482	$6,048,197
Loss allowance (lifetime ECL)	(2,477)	(2,551)	(571)	(7,819)	(28,740)	(52)	(286,482)	(328,692)

Amortized cost	$5,633,143	$48,474	$5,141	$18,245	$14,489	$13	$—	$5,719,505

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

Note a:

Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2025	2024
Beginning balance	$1,142,610	$1,101,640
Add: Provision for credit loss	196,243	179,401
Less: Amounts written off	(152,092)	(138,431)

Ending balance	$1,186,761	$1,142,610

11.	INVENTORIES

	December 31
	2025	2024
Merchandise	$4,025,028	$4,874,164
Project in process	6,293,607	4,564,444
Work in process	252,069	268,570
Raw materials	279,059	221,856

	10,849,763	9,929,034
Land held under development	1,998,733	1,998,733
Construction in progress	330,099	159,351

	$13,178,595	$12,087,118

The operating costs related to inventories were $56,261,098 thousand (including the inventory valuation and obsolescence losses of $34,070 thousand) and $52,856,250 thousand (including the inventory valuation and obsolescence losses of $60,381 thousand) for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, inventories of $2,328,832 thousand and $2,158,084 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 30 and 40 for details.

12.	PREPAYMENTS

	December 31
	2025	2024
Prepayments for leases - satellite (Note 40)	$4,841,078	$3,129,192
Prepaid rents	1,480,703	1,761,848
Others	3,399,165	2,708,290

	$9,720,946	$7,599,330

Current
Prepaid rents	$484,166	$496,790
Others	3,305,567	2,641,523

	$3,789,733	$3,138,313

Noncurrent
Prepayments for leases - satellite (Note 40)	$4,841,078	$3,129,192
Prepaid rents	996,537	1,265,058
Others	93,598	66,767

	$5,931,213	$4,461,017

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2025	2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$20,538,447	$21,679,910
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 28)	1,088,979	12,215
Accrued custodial receipts	751,744	725,414
Others	1,088,353	990,462

	$23,467,523	$23,408,001

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2025	2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~4.16%	0.03%~5.10%

14.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

		Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	Principal Place	December 31
Subsidiaries	of Business	2025	2024
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2025	2024	2025	2024
SENAO	$318,874	$343,211	$4,684,240	$4,683,629

CHPT	$645,501	$310,300	5,820,850	5,305,195

Individually immaterial subsidiaries with noncontrolling interests			4,027,275	3,165,342

			$14,532,365	$13,154,166

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2025	2024
Current assets	$7,103,734	$6,737,556
Noncurrent assets	3,589,800	3,675,523
Current liabilities	(3,889,511)	(3,549,249)
Noncurrent liabilities	(355,212)	(415,771)

Equity	$6,448,811	$6,448,059

Equity attributable to the parent	$1,764,571	$1,764,430
Equity attributable to noncontrolling interests	4,684,240	4,683,629

	$6,448,811	$6,448,059

	Year Ended December 31
	2025	2024
Revenues and income	$33,336,315	$32,496,922
Costs and expenses	32,891,960	32,019,561

Profit for the year	$444,355	$477,361

Profit attributable to the parent	$125,481	$134,150
Profit attributable to noncontrolling interests	318,874	343,211

Profit for the year	$444,355	$477,361

Other comprehensive income (loss) attributable to the parent	$(4,928)	$11,685
Other comprehensive income (loss) attributable to noncontrolling interests	(12,558)	29,781

	$(17,486)	$41,466

Total comprehensive income attributable to the parent	$120,553	$145,835
Total comprehensive income attributable to noncontrolling interests	306,316	372,992

	$426,869	$518,827

Net cash flow from operating activities	$391,169	$903,512
Net cash flow from investing activities	(14,223)	(355,872)
Net cash flow from financing activities	(388,533)	(818,544)
Effect of exchange rate changes on cash and cash equivalents	(3)	23

Net cash outflow	$(11,590)	$(270,881)

Dividends paid to noncontrolling interests	$306,040	$370,957

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2025	2024
Current assets	$5,929,648	$4,936,011
Noncurrent assets	4,020,936	4,222,292
Current liabilities	(1,157,583)	(1,079,055)
Noncurrent liabilities	(12,573)	(21,470)

Equity	$8,780,428	$8,057,778

Equity attributable to CHI	$2,959,578	$2,752,583
Equity attributable to noncontrolling interests	5,820,850	5,305,195

	$8,780,428	$8,057,778

	Year Ended December 31
	2025	2024
Revenues and income	$4,857,381	$3,670,361
Costs and expenses	3,870,990	3,185,490

Profit for the year	$986,391	$484,871

Profit attributable to CHI	$340,890	$174,571
Profit attributable to noncontrolling interests	645,501	310,300

Profit for the year	$986,391	$484,871

Other comprehensive income (loss) attributable to CHI	$(2,740)	$5,404
Other comprehensive income (loss) attributable to noncontrolling interests	(5,259)	10,374

	$(7,999)	$15,778

Total comprehensive income attributable to CHI	$338,150	$179,975
Total comprehensive income attributable to noncontrolling interests	640,242	320,674

	$978,392	$500,649

Net cash flow from operating activities	$1,574,235	$615,821
Net cash flow from investing activities	(372,020)	(188,146)
Net cash flow from financing activities	(285,106)	(42,664)
Effect of exchange rate changes on cash and cash equivalents	(6,259)	14,779

Net cash inflow	$910,850	$399,790

Dividends paid to noncontrolling interests	$168,161	$10,780

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b)(c) for details. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased.

IISI was listed in November 2025. Chunghwa did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. Therefore, the Company’s ownership interest in IISI decreased. See Note 34(e) for details. Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased.

CLPT issued new shares in July 2024 and December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 34(d) for details.

CHI disposed of some shares of CHPT from November to December 2025. Therefore, the Company’s ownership interest in CHPT decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31, 2025
	Not Participating in the Capital Increase of CHTSC	Not Participating in the Capital Increase of IISI	CHTSC Share-Based Payment	CHIEF Share-Based Payment	CLPT Share-Based Payment	Disposal of CHPT Shares	Disposal of IISI Shares
Cash consideration received from noncontrolling interests	$1,031,797	$357,423	$12,482	$1,165	$17,367	$297,587	$13,071
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(500,016)	(259,232)	(15,836)	8,176	(21,268)	(71,919)	(3,187)

Differences arising from equity transactions	$531,781	$98,191	$(3,354)	$9,341	$(3,901)	$225,668	$9,884

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—	$—	$225,668	$8,060

Additional paid-in capital - arising from changes in equities of subsidiaries	$531,781	$98,191	$(3,354)	$9,341	$(3,901)	$—	$1,824

	Year Ended December 31, 2024
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
Cash consideration received from noncontrolling interests (Note)	$14,152	$13,627	$9,342	$206,618	$52,155
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(9,996)	(14,589)	(12,863)	(19,150)	(15,330)

Differences arising from equity transactions	$4,156	$(962)	$(3,521)	$187,468	$36,825

(Continued)

	Year Ended December 31, 2024
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$187,076	$36,811

Additional paid-in capital - arising from changes in equities of subsidiaries	$4,156	$(962)	$(3,521)	$392	$14

(Concluded)

Note:	The proceeds from the new shares issued in January 2024 by CHTSC have been received in advance in December 2023.

c.	Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,290 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains and losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST
Current assets
Cash and cash equivalents	$8,664
Contract assets	9,132
Trade notes and accounts receivable, net	9,148
Inventories	6,521
Others	6,631
Noncurrent assets
Property, plant and equipment	202
Right-of-use assets	3,369
Deferred income tax assets	1,645
Others	12,415

(Continued)

CHST
Current liabilities
Short-term loans	$(65,000)
Contract liabilities	(7,376)
Trade notes and accounts payable	(9,036)
Others	(2,309)
Noncurrent liabilities
Customers’ deposits	(7,126)
Others	(1,704)

Net liabilities	$(34,824)

(Concluded)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2025	2024
Investments in associates	$8,447,049	$9,064,213
Investment in joint venture	9,083	9,251

	$8,456,132	$9,073,464

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2025	2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,591,348	$3,950,922

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	2,023,706	1,998,346
KingwayTek Technology Co., Ltd. (“KWT”)	265,349	278,967
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	581,860	573,275
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	378,089	379,357
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	344,530	313,467
WiAdvance Technology Corporation (“WATC”)	260,570	273,440
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	252,258	252,625

(Continued)

	Carrying Amount
	December 31
	2025	2024
Taiwania Hive Technology Fund L.P. (“TWTF”)	$234,057	$276,180
Taiwan International Ports Logistics Corporation (“TIPL”)	135,189	133,836
So-net Entertainment Taiwan Limited (“So-net”)	126,836	192,968
Porrima Inc. (“PORRIMA”)	73,731	77,634
CHT Infinity Singapore Pte., Ltd. (“CISG”)	53,947	60,782
Imedtac Co., Ltd. (“IME”)	53,608	56,667
Click Force Co., Ltd. (“CF”)	41,579	51,011
Baohwa Trust Co., Ltd. (“BHT”)	18,269	11,967
Gather Works Co., Ltd. (“GW”)	12,123	—
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	151,241
AgriTalk Technology Inc. (“ATT”)	—	26,254
Cornerstone Ventures Co., Ltd. (“CVC”)	—	5,274
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	—	—

	4,855,701	5,113,291

	$8,447,049	$9,064,213

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2025	2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
WiAdvance Technology Corporation (“WATC”)	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
Taiwania Hive Technology Fund L.P. (“TWTF”)	40	42
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30

(Continued)

	% of Ownership Interests and Voting Rights
	December 31
	2025	2024
Porrima Inc. (“PORRIMA”)	9	10
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40
Imedtac Co., Ltd. (“IME”)	10	10
Click Force Co., Ltd. (“CF”)	49	49
Baohwa Trust Co., Ltd. (“BHT”)	25	25
Gather Works Co., Ltd. (“GW”)	48	—
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	30
AgriTalk Technology Inc. (“ATT”)	—	29
Cornerstone Ventures Co., Ltd. (“CVC”)	—	49
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	37	—

(Concluded)

Summarized financial information of NCB was set out below:

	December 31
	2025	2024
Assets	$65,359,868	$48,636,633
Liabilities	(57,556,996)	(40,043,113)

Equity	$7,802,872	$8,593,520

The percentage of ownership interest held by the Company	46.26%	46.26%
Equity attributable to the Company	$3,609,609	$3,975,362
Unrealized gain or loss from downstream transactions	(18,261)	(24,440)

The carrying amount of investment	$3,591,348	$3,950,922

	Year Ended December 31
	2025	2024
Net revenues	$329,686	$313,834

Net loss for the year	$(856,008)	$(747,135)
Other comprehensive income (loss)	65,360	(6,421)

Total comprehensive loss for the year	$(790,648)	$(753,556)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2025	2024
The Company’s share of profits	$453,910	$493,844
The Company’s share of other comprehensive income (loss)	(8,488)	40,157

The Company’s share of total comprehensive income	$445,422	$534,001

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2025	2024
SNI	$2,555,510	$3,838,161

KWT	$794,988	$896,747

The Company participated in the capital increase of PORRIMA at the amount of $80,000 thousand in May 2024 and obtained 10.00% ownership interest. The Company did not participate in the capital increase of PORRIMA in December 2025. Therefore, the Company’s ownership interest in PORRIMA decreased to 9.26% as of December 31, 2025. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company disposed of all its shares of KKBOXTW in November 2025. The proceeds from disposal were $872,839 thousand, and the Company recognized gain on disposal of $753,416 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company disposed of all its shares of ATT in October 2025. The proceeds from disposal were $8,225 thousand, and the Company recognized loss on disposal of $14,485 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025. The Company received the liquidation distribution of $5,026 thousand and recognized loss on disposal of $2 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

CHST was approved to end and dissolve its business in July 2025.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. In addition, KWT repurchased its stock from April 2025 to May 2025. Therefore, the Company’s ownership interest in KWT changed to 22.58% and 22.78% as of December 31, 2024 and 2025, respectively.

The Company invested $14,400 thousand and obtained 48.00% ownership interest in GW in April 2025. GW mainly engages in film and drama IP development, copyright management and copyright sales.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested $288,405 thousand (USD 9,000 thousand) in TWTF in August 2024 and obtained 41.75% ownership interest. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of December 31, 2025. TWTF mainly engages in investment.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage at the amount of $375,428 thousand in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 16.24% as of December 31, 2024. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company increased its investment in IME in higher proportion to the original shareholder percentage at the amount of $31,914 thousand in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00%. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2025	2024	2025	2024
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,083	$9,251	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025. The liquidation of CHT SEA is still in process.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2025	2024
The Company’s share of loss	$(168)	$(212)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(168)	$(212)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2025	2024
Assets used by the Company	$282,492,876	$284,714,764
Assets subject to operating leases	5,671,949	5,125,380

	$288,164,825	$289,840,144

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	176,183	25,317	321,135	3,440	138,487	27,910,447	28,575,009
Disposal	(382)	(386)	(18,668)	(1,239,646)	(27,009,592)	(153,554)	(505,733)	—	(28,927,961)
Effect of foreign exchange differences	—	—	—	53	166,659	253	9,771	15,574	192,310
Others	(539,041)	40,764	2,265,779	617,852	23,439,864	283,740	946,569	(27,290,456)	(234,929)

Balance on December 31, 2024	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expense	—	(36,130)	(1,466,831)	(747,334)	(25,434,256)	(127,543)	(829,434)	—	(28,641,528)
Disposal	—	386	16,906	1,239,157	27,002,884	153,008	485,278	—	28,897,619
Effect of foreign exchange differences	—	—	—	(46)	(103,871)	(148)	(5,493)	—	(109,558)
Others	—	303	12,370	2,112	(7,374)	(496)	(128,013)	—	(121,098)

Balance on December 31, 2024	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on December 31, 2024, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Cost
Balance on January 1, 2025	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589
Additions	—	—	114,893	89,236	193,888	1,710	146,930	27,219,536	27,766,193
Disposal	—	(1,186)	(4,157)	(1,038,149)	(17,536,139)	(425,946)	(536,818)	—	(19,542,395)
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	(2,009)	(3,213)	—	(5,222)
Effect of foreign exchange differences	—	—	—	(162)	(102,353)	(143)	(5,155)	(12,850)	(120,663)
Others	(374,186)	46,100	340,920	796,017	23,653,724	184,567	3,122,685	(28,573,948)	(804,121)

Balance on December 31, 2025	$101,971,845	$1,794,528	$74,629,733	$10,295,349	$724,562,165	$3,941,719	$15,404,552	$15,205,490	$947,805,381

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)
Depreciation expense	—	(50,482)	(1,511,671)	(678,801)	(25,826,537)	(181,276)	(861,843)	—	(29,110,610)
Disposal	—	1,186	4,157	1,038,048	17,533,773	425,946	489,991	—	19,493,101
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	2,009	3,011	—	5,020
Impairment loss	—	—	—	—	(112,219)	—	—	—	(112,219)
Effect of foreign exchange differences	—	—	—	134	68,126	(8)	2,614	—	70,866
Others	—	—	171,158	(335)	2,292,086	(1,746)	(2,323,001)	—	138,162

Balance on December 31, 2025	$—	$(1,592,669)	$(36,057,723)	$(8,368,125)	$(603,719,379)	$(3,384,978)	$(12,189,631)	$—	$(665,312,505)

Balance on January 1, 2025, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Balance on December 31, 2025, net	$101,971,845	$201,859	$38,572,010	$1,927,224	$120,842,786	$556,741	$3,214,921	$15,205,490	$282,492,876

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the 3G network no longer provides telecommunications services; therefore, the Company recognized an impairment loss of $112,219 thousand for the year ended December 31, 2025. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	446	446
Others	(1,819,513)	(394,393)	(2,213,906)

Balance on December 31, 2024	$3,104,874	$3,737,084	$6,841,958

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expense	—	(65,463)	(65,463)
Others	—	151,461	151,461

Balance on December 31, 2024	$—	$(1,716,578)	$(1,716,578)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on December 31, 2024, net	$3,104,874	$2,020,506	$5,125,380

Cost
Balance on January 1, 2025	$3,104,874	$3,737,084	$6,841,958
Additions	—	127	127
Others	351,003	397,667	748,670

Balance on December 31, 2025	$3,455,877	$4,134,878	$7,590,755

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,716,578)	$(1,716,578)
Depreciation expense	—	(72,048)	(72,048)
Others	—	(130,180)	(130,180)

Balance on December 31, 2025	$—	$(1,918,806)	$(1,918,806)

Balance on January 1, 2025, net	$3,104,874	$2,020,506	$5,125,380

Balance on December 31, 2025, net	$3,455,877	$2,216,072	$5,671,949

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2025	2024
Year 1	$285,779	$305,357
Year 2	194,419	197,780
Year 3	134,983	121,845
Year 4	84,697	92,431
Year 5	58,286	62,415
Onwards	129,977	136,567

	$888,141	$916,395

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

17.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2025	2024
Land and buildings
Handsets base stations	$7,687,671	$7,648,470
Others	1,492,427	1,564,104
Equipment	1,583,811	1,699,755

	$10,763,909	$10,912,329

	Year Ended December 31
	2025	2024
Additions to right-of-use assets	$4,445,019	$4,091,788

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$3,039,184	$3,008,471
Others	$814,659	$805,286
Equipment	467,875	354,342

	$4,321,718	$4,168,099

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2025 and 2024.

b.	Lease liabilities

	December 31
	2025	2024
Lease liabilities
Current	$3,889,510	$3,557,874
Noncurrent	7,000,631	7,333,503

	$10,890,141	$10,891,377

Ranges of discount rates for lease liabilities were as follows:

December 31
	2025	2024
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~2.00%
Others	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 for details.

d.	Other lease information

	Year Ended December 31
	2025	2024
Expenses relating to low-value asset leases	$8,901	$9,389

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$7,466	$6,327

Total cash outflow for leases	$4,304,688	$4,088,641

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2024	$11,161,834
Additions	4,333
Reclassification	2,426,527

Balance on December 31, 2024	$13,592,694

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(44,772)
Reversal of impairment loss	139,200
Reclassification	(29,032)

Balance on December 31, 2024	$(1,290,975)

Balance on January 1, 2024, net	$9,805,463

Balance on December 31, 2024, net	$12,301,719

Cost
Balance on January 1, 2025	$13,592,694
Additions	73,974
Reclassification	76,578

Balance on December 31, 2025	$13,743,246

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(45,282)
Reversal of impairment loss	28,354
Reclassification	(15,025)

Balance on December 31, 2025	$(1,322,928)

Balance on January 1, 2025, net	$12,301,719

Balance on December 31, 2025, net	$12,420,318

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized reversals of impairment losses of $28,354 thousand and $139,200 thousand for the years ended December 31, 2025 and 2024, respectively. The reversals of impairment losses were included in other income and expenses in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2025 and 2024 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2025	2024
Fair value	$43,263,149	$41,284,758

Overall capital interest rate	1.30%~6.11%	1.47%~5.81%
Profit margin ratio	12%~20%	12%~20%
Discount rate	0%~10%	0%~10%
Capitalization rate	0.64%~1.59%	1.12%~2.13%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2025	2024
Year 1	$309,328	$274,163
Year 2	271,912	247,997
Year 3	243,186	216,256
Year 4	236,844	192,062
Year 5	214,399	190,020
Onwards	1,232,947	1,306,456

	$2,508,616	$2,426,954

19.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	228,757	—	5,387	234,144
Disposal	—	(357,867)	—	(8,301)	(366,168)
Effect of foreign exchange differences	—	242	—	38	280
Others	—	23,682	—	—	23,682

Balance on December 31, 2024	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(6,390,139)	(278,225)	—	(30,240)	(6,698,604)
Disposal	—	357,867	—	8,301	366,168
Effect of foreign exchange differences	—	(113)	—	(24)	(137)
Others	—	(2,708)	—	—	(2,708)

Balance on December 31, 2024	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)

Balance on January 1, 2024, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on December 31, 2024, net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Cost
Balance on January 1, 2025	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659
Additions-acquired separately	—	139,692	—	3,983	143,675
Disposal	—	(248,016)	—	(1,932)	(249,948)
Effect of foreign exchange differences	—	(193)	—	32	(161)
Others	—	2,658	—	(904)	1,754

Balance on December 31, 2025	$109,963,431	$2,321,204	$291,206	$420,138	$112,995,979

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)
Amortization expenses	(6,390,138)	(251,248)	—	(24,895)	(6,666,281)
Disposal	—	248,016	—	1,866	249,882
Effect of foreign exchange differences	—	80	—	(28)	52

Balance on December 31, 2025	$(50,982,693)	$(1,880,427)	$(73,624)	$(297,060)	$(53,233,804)

Balance on January 1, 2025, net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Balance on December 31, 2025, net	$58,980,738	$440,777	$217,582	$123,078	$59,762,175

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

The Company did not recognize any impairment loss on intangible assets for the years ended December 31, 2025 and 2024.

20.	OTHER ASSETS

	December 31
	2025	2024
Spare parts	$2,140,664	$2,005,946
Refundable deposits	1,974,565	2,161,983
Other financial assets	1,000,000	1,000,000
Prepayments for investments (Note 40)	650,000	—
Others	3,170,244	2,831,855

	$8,935,473	$7,999,784

Current
Spare parts	$2,140,664	$2,005,946
Others	1,300,555	1,108,608

	$3,441,219	$3,114,554

Noncurrent
Refundable deposits	$1,974,565	$2,161,983
Other financial assets	1,000,000	1,000,000
Prepayments for investments (Note 40)	650,000	—
Others	1,869,689	1,723,247

	$5,494,254	$4,885,230

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2025

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$88,878 /EUR 2,500	March 2026	$35.55	Hedging financial assets (liabilities)	$3,204	$—	$2,071
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$55,383 /EUR 1,500	January 2026	36.92	Hedging financial assets (liabilities)	—	56	1,851

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(3,922)	$3,148	$—

December 31, 2024

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$341,036 /EUR10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

Year ended December 31, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$3,922	$—	—	$ 1,570 Construction in progress and equipment to be accepted	$ — Other gains and losses

Year ended December 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(730)	$—	—	$ (2,029) Construction in progress and equipment to be accepted	$ — Other gains and losses

22.	SHORT-TERM LOANS

	December 31
	2025	2024
Unsecured bank loans	$340,000	$215,000

The annual interest rates of bank loans were as follows:

	December 31
	2025	2024
Unsecured bank loans	2.05%~2.08%	1.82%~3.49%

23.	LONG-TERM LOANS

	December 31
	2025	2024
Secured bank loans (Note 39)	$1,600,000	$1,600,000
Unsecured bank loans	—	35,000
Less: Current portion	—	(3,646)

	$1,600,000	$1,631,354

The annual interest rates of bank loans were as follows:

	December 31
	2025	2024
Secured bank loans	2.10%	2.09%
Unsecured bank loans	—	2.22%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, and interest was paid monthly. The loan was fully repaid in July 2025.

24.	BONDS PAYABLE

	December 31
	2025	2024
Unsecured domestic bonds	$25,200,000	$30,500,000
Less: Discounts on bonds payable	(11,862)	(11,794)

	25,188,138	30,488,206
Less: Current portion	(1,899,856)	(8,798,880)

	$23,288,282	$21,689,326

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above
2025-1 (Sustainable Bond)	-	August 2025 to August 2030	3,500,000	1.73%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2025	2024
Trade notes and accounts payable	$15,922,842	$17,742,532

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	December 31
	2025	2024
Accrued salary and compensation	$11,408,186	$10,721,819
Accrued compensation to employees and remuneration to directors and supervisors	2,783,132	2,499,932
Payables to contractors	2,484,267	2,264,856
Amounts collected for others	1,969,693	1,706,744
Accrued maintenance costs	1,209,557	1,116,992
Payables to equipment suppliers	556,637	720,361
Others	8,304,670	7,550,649

	$28,716,142	$26,581,353

27.	PROVISIONS

	December 31
	2025	2024
Decommissioning liabilities	$300,562	$—
Onerous contracts	260,983	266,755
Employee benefits	254,888	415,477
Warranties	252,310	280,679
Others	16,273	13,574

	$1,085,016	$976,485

Current	$524,743	$441,801
Noncurrent	560,273	534,684

	$1,085,016	$976,485

	Decommiss- ioning liabilities	Onerous Contracts	Employee Benefits	Warranties	Others	Total
Balance on January 1, 2024	$—	$194,651	$387,082	$237,873	$3,067	$822,673
Additional / (reversal of) provisions recognized	—	72,104	33,790	113,375	11,101	230,370
Used / forfeited during the year	$—	$—	$(5,395)	$(70,639)	$(594)	$(76,628)
Effect of foreign exchange differences	—	—	—	70	—	70

Balance on December 31, 2024	$—	$266,755	$415,477	$280,679	$13,574	$976,485

Balance on January 1, 2025	$—	$266,755	$415,477	$280,679	$13,574	$976,485
Additional / (reversal of) provisions recognized	300,562	(5,538)	60,126	58,671	6,608	420,429
Used / forfeited during the year	—	—	(220,715)	(87,011)	(3,909)	(311,635)
Effect of foreign exchange differences	—	(234)	—	(29)	—	(263)

Balance on December 31, 2025	$300,562	$260,983	$254,888	$252,310	$16,273	$1,085,016

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

d.

The provision for decommissioning liabilities represents the Company’s obligations to dismantle, remove the asset and restore the site for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, SHE, IISI and UTC with the pension mechanism under the Labor Standards Law in the ROC are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law in the ROC, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2025	2024
Present value of funded defined benefit obligations	$27,304,904	$27,985,128
Fair value of plan assets	(34,841,125)	(34,761,623)

Funded status - surplus	$(7,536,221)	$(6,776,495)

Net defined benefit liabilities	$2,329,312	$2,107,224
Net defined benefit assets	(9,865,533)	(8,883,719)

	$(7,536,221)	$(6,776,495)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2024	$30,312,817	$34,177,970	$(3,865,153)
Current service cost	903,599	—	903,599
Interest expense / interest income	371,826	421,554	(49,728)

Amounts recognized in profit or loss	1,275,425	421,554	853,871

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$3,104,723	$(3,104,723)
Actuarial gain recognized from changes in financial assumptions	(382,229)	—	(382,229)

(Continued)

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Actuarial loss recognized from experience adjustments	$1,232,374	$—	$1,232,374

Amounts recognized in other comprehensive income	850,145	3,104,723	(2,254,578)

Contributions from employer	—	1,244,584	(1,244,584)
Benefits paid	(4,186,929)	(4,186,929)	—
Settlement of plan obligation of subsidiaries	—	(279)	279
Benefits paid directly by the Company	(266,330)	—	(266,330)

Balance on December 31, 2024	27,985,128	34,761,623	(6,776,495)
Current service cost	810,311	—	810,311
Interest expense / interest income	470,450	602,009	(131,559)

Amounts recognized in profit or loss	1,280,761	602,009	678,752

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,398,858	(2,398,858)
Actuarial gain recognized from changes in demographic assumptions	(7,285)	—	(7,285)
Actuarial loss recognized from changes in financial assumptions	806,986	—	806,986
Actuarial loss recognized from experience adjustments	1,501,335	—	1,501,335

Amounts recognized in other comprehensive income	2,301,036	2,398,858	(97,822)

Contributions from employer	—	1,117,253	(1,117,253)
Benefits paid	(4,038,618)	(4,038,618)	—
Benefits paid directly by the Company	(223,403)	—	(223,403)

Balance on December 31, 2025	$27,304,904	$34,841,125	$(7,536,221)

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2025	2024
Operating costs	$320,033	$415,685
Marketing expenses	253,375	313,615
General and administrative expenses	61,184	73,051
Research and development expenses	28,750	32,495

	$663,342	$834,846

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law in the ROC:

a.	Investment risk

Under the Labor Standards Law in the ROC, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligations is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligations.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligations were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2025	2024
Discount rates	1.50%	1.75%
Expected rates of salary increase	1.00%~2.50%	1.00%~2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2025	2024
Discount rates
0.5% increase	$(722,739)	$(790,048)

0.5% decrease	$889,315	$835,848

Expected rates of salary increase
0.5% increase	$955,672	$903,770

0.5% decrease	$(790,904)	$(861,833)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2025	2024
The expected contributions to the plan for the next year	$1,096,083	$1,223,997

The average duration of the defined benefit obligations	5.7~9 years	6~10 years

As of December 31, 2025, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2026	$2,423,133
2027	3,927,532
2028	3,483,861
2029	2,767,821
2030 and thereafter	12,242,639

$24,844,986

29.	EQUITY

a.	Share capital

1) Common stocks

	December 31
	2025	2024
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2025, the outstanding ADSs were 186,374 thousand common stocks, which equaled 18,637 thousand units and represented 2.40% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a) Exercise their voting rights,

b) Sell their ADSs, and

c) Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2025 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Unclaimed dividend	—	—	—	—	2,109	—	2,109
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	71,883	—	—	—	—	71,883
Actual disposal of interests in subsidiaries	—	—	406	223,887	—	—	224,293
Changes in equities of subsidiaries	—	—	(92)	—	—	—	(92)

Balance on December 31, 2024	147,329,386	223,835	2,145,041	1,211,494	29,445	20,648,078	171,587,279
Unclaimed dividend	—	—	—	—	1,926	—	1,926
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(5,929)	—	—	—	—	(5,929)
Actual disposal of interests in subsidiaries	—	—	1,824	233,728	—	—	235,552
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	629,972	—	—	—	629,972
Changes in equities of subsidiaries	—	—	2,086	—	—	—	2,086

Balance on December 31, 2025	$147,329,386	$217,906	$2,778,923	$1,445,222	$31,371	$20,648,078	$172,450,886

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2024 and 2023 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2025 and May 31, 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023
Reversal of special reserve	$—	$(223,084)
Cash dividends	38,787,232	36,909,931	$5.000	$4.758

The appropriations of earnings for 2025 had been proposed by Chunghwa’s Board of Directors on February 26, 2026. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$40,338,722	$5.200

The appropriations of earnings for 2025 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2026. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2025	2024
Beginning balance	$563,605	$520,748
Recognized for the year
Unrealized gain or loss
Equity instruments	613,263	44,823
Income tax relating to unrealized gain or loss	(201)	—
Share of profits (loss) of associates and joint ventures accounted for using equity method	32,049	(1,966)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(16)	—

Ending balance	$1,208,700	$563,605

e.	Noncontrolling interests

	Year Ended December 31
	2025	2024
Beginning balance	$13,154,166	$12,596,252
Shares attributed to noncontrolling interests
Net income for the year	1,804,696	1,317,038
Exchange differences arising from the translation of the foreign operations	(8,744)	11,949
Unrealized gain or loss on financial assets at FVOCI	7,326	3,362
Remeasurements of defined benefit pension plans	2,382	17,759
Income tax relating to other comprehensive income	(685)	(3,552)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(12,703)	17,098
Cash dividends distributed by subsidiaries	(1,307,323)	(898,565)
Loss of control of subsidiaries (Note 14)	19,534	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	140	13,029
Actual disposal of interests in subsidiaries	75,106	34,480
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	759,248	—
Net increase in noncontrolling interests	39,222	45,316

Ending balance	$14,532,365	$13,154,166

30.	REVENUES

	Year Ended December 31
	2025	2024
Revenue from contracts with customers	$233,650,618	$227,184,513

Other revenues
Government grants income	1,362,751	1,392,885
Rental income	885,383	1,196,240
Others	215,657	194,654

	2,463,791	2,783,779

	$236,114,409	$229,968,292

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.	Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.	Contract balances

	December 31, 2025	December 31, 2024	January 1, 2024
Trade notes and accounts receivable (Note 10)	$27,396,423	$26,025,696	$24,841,995

Contract assets
Products and service bundling	$10,991,761	$10,445,758	$9,297,181
Others	2,345,625	2,306,854	1,205,973
Less: Loss allowance	(27,818)	(23,845)	(21,282)

	$13,309,568	$12,728,767	$10,481,872

Current	$8,576,194	$8,401,343	$6,713,227
Noncurrent	4,733,374	4,327,424	3,768,645

	$13,309,568	$12,728,767	$10,481,872

Contract liabilities
Telecommunications business	$13,541,048	$13,931,238	$14,015,949
Project business	12,061,031	8,014,350	6,654,364
Advance house and land receipts (Notes 11 and 40)	1,227,575	1,064,150	459,697
Others	1,033,868	831,978	518,758

	$27,863,522	$23,841,716	$21,648,768

Current	$21,296,124	$16,300,986	$14,088,416
Noncurrent	6,567,398	7,540,730	7,560,352

	$27,863,522	$23,841,716	$21,648,768

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2025	2024
Contract assets
Net increase of customer contracts	$8,350,884	$8,616,560
Reclassified to trade receivables	(7,841,939)	(7,442,992)

	$508,945	$1,173,568

Contract liabilities
Net increase of customer contracts	$223,586	$197,195
Recognized as revenues	(215,011)	(184,110)

	$8,575	$13,085

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2025	2024
Telecommunications business	$6,888,571	$6,721,417
Project business	5,071,789	4,473,902
Others	540,842	458,779

	$12,501,202	$11,654,098

c.	Incremental costs of obtaining contracts

	December 31
	2025	2024
Current
Incremental costs of obtaining contracts	$338,581	$339,172

Noncurrent
Incremental costs of obtaining contracts	$1,109,029	$1,221,652

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2025 and 2024 were $944,587 thousand and $905,990 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $45,354,477 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $26,157,614 thousand, $13,977,852 thousand and $5,219,011 thousand in 2026, 2027 and 2028, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $47,078,355 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $23,570,774 thousand, $13,430,904 thousand and $10,076,677 thousand in 2026, 2027 and 2028, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

31.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2025	2024
Loss on disposal of property, plant and equipment, net	$(28,555)	$(17,347)
Impairment loss on property, plant and equipment	(112,219)	—
Reversal of impairment loss on investment properties	28,354	139,200
Gain on disposal of intangible assets, net	276	—

	$(112,144)	$121,853

b.	Other income

	Year Ended December 31
	2025	2024
Dividend income	$280,667	$239,908
Rental income	77,084	75,424
Others	133,992	148,011

	$491,743	$463,343

c.	Other gains and losses

	Year Ended December 31
	2025	2024
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(91,513)	$(147,026)
Foreign currency exchange gain (loss), net	5,946	(21,619)
Gain on disposal of subsidiaries, net	15,290	—
Gain on disposal of investments accounted for using equity method, net	738,929	—
Gain on disposal of financial instruments, net	—	1,077
Others	(36,120)	(10,935)

	$632,532	$(178,503)

d.	Interest expenses

	Year Ended December 31
	2025	2024
Interest on bonds payable	$169,087	$167,760
Interest on lease liabilities	153,812	128,431
Interest paid to financial institutions	45,244	42,469
Others	2,224	682

	$370,367	$339,342

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2025	2024
Contract assets	$3,973	$2,563

Trade notes and accounts receivable	$196,243	$179,401

Other receivables	$9,230	$6,100

Inventories	$34,070	$60,381

Property, plant and equipment	$112,219	$—

Investment properties	$(28,354)	$(139,200)

f.	Depreciation and amortization expenses

	Year Ended December 31
	2025	2024
Property, plant and equipment	$29,182,658	$28,706,991
Right-of-use assets	4,321,718	4,168,099
Investment properties	45,282	44,772
Intangible assets	6,666,281	6,698,604
Incremental costs of obtaining contracts	944,587	905,990

Total depreciation and amortization expenses	$41,160,526	$40,524,456

Depreciation expenses summarized by functions
Operating costs	$31,350,269	$30,769,946
Operating expenses	2,199,389	2,149,916

	$33,549,658	$32,919,862

Amortization expenses summarized by functions
Operating costs	$7,434,026	$7,406,226
Marketing expenses	94,165	94,547
General and administrative expenses	56,654	62,735
Research and development expenses	26,023	41,086

	$7,610,868	$7,604,594

g.	Employee benefit expenses

	Year Ended December 31
	2025	2024
Post-employment benefit
Defined contribution plans	$1,215,738	$1,073,797
Defined benefit plans	663,342	834,846

	1,879,080	1,908,643

Share-based payment
Equity-settled share-based payment	10,294	7,700

Other employee benefit (Note)	49,472,207	46,964,163

Total employee benefit expenses	$51,361,581	$48,880,506

Summary by functions
Operating costs	$23,681,538	$22,795,442
Operating expenses	27,680,043	26,085,064

	$51,361,581	$48,880,506

Note:	Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 31, 2024, the distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no more than 0.17%. According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees. As of December 31, 2025, the payables of the employees’ compensation and the remuneration to directors were $2,111,610 thousand and $42,133 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on February 26, 2026 and will be reported to the stockholders in their meeting planned to be held on May 29, 2026.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2024 and 2023 approved by the Board of Directors on February 26, 2025 and February 23, 2024, respectively, were as follows:

	Cash
	2024	2023
Compensation distributed to the employees	$1,931,610	$1,522,481
Remuneration paid to the directors	40,440	39,797

There was no difference between the initial accrued amounts recognized in 2024 and 2023 and the amounts approved by the Board of Directors in 2025 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2025	2024
Current tax
Current tax expenses recognized for the year	$9,720,792	$9,198,596
Income tax on unappropriated earnings	19,042	5,620
Income tax adjustments on prior years	(19,918)	(176,629)
Others	4,187	3,669

	9,724,103	9,031,256

Deferred tax
Deferred tax expenses recognized for the year	28,336	176,917
Income tax adjustments on prior years	61	8,114

	28,397	185,031

Income tax expense recognized in profit or loss	$9,752,500	$9,216,287

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2025	2024
Income before income tax	$50,269,600	$47,753,789

Income tax expense calculated at the statutory rate	$10,053,920	$9,550,758
Nondeductible income and expenses in determining taxable income	20,044	25,543
Tax-exempt income	(158,271)	(11,910)
Income tax on unappropriated earnings	19,042	5,620
Investment credits	(239,281)	(218,234)
Effect of different tax rates of group entities operating in other jurisdictions	(13,973)	10,051
Income tax adjustments on prior years	(19,857)	(168,515)
Others	90,876	22,974

Income tax expense recognized in profit or loss	$9,752,500	$9,216,287

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2025	2024
Deferred tax
Remeasurement on defined benefit pension plans	$19,564	$450,916
Unrealized gain or loss on financial assets at FVOCI	410	—

	$19,974	$450,916

c.	Current tax assets and liabilities

	December 31
	2025	2024
Current tax assets
Tax refund receivable (included in other current assets—others)	$14,840	$4,550

Current tax liabilities
Income tax payable	$5,218,971	$4,718,103

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2025

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Effect of Deconsolidation of Subsidiaries (Note 14)	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,044,907	$16,298	$(19,099)	$—	$1,042,106
Allowance for doubtful receivables over quota	118,185	40,596	—	—	158,781
Valuation loss on financial assets	73,921	19,674	—	—	93,595
Impairment loss on assets	59,573	22,310	—	—	81,883
Inventory valuation and obsolescence losses	79,300	1,040	—	(1,645)	78,695
Decommissioning liabilities	—	60,112	—	—	60,112
Estimated warranty liabilities	56,213	(5,671)	—	—	50,542
Valuation loss on onerous contracts	45,575	3,048	—	—	48,623
Seniority bonus	74,744	(32,410)	—	—	42,334
Unrealized foreign exchange loss, net	683	18,967	—	—	19,650
Share of profit or loss of associates and joint ventures accounted for using equity method	15,329	3,806	—	—	19,135
Accrued award credits liabilities	14,822	(1,931)	—	—	12,891
Deferred revenue	4,667	(4,667)	—	—	—
Others	73,483	(181)	—	—	73,302

	$1,661,402	$140,991	$(19,099)	$(1,645)	$1,781,649

(Continued)

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Effect of Deconsolidation of Subsidiaries (Note 14)	Ending Balance
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$2,403,059	$146,931	$465	$—	$2,550,455
Deferred revenue for award credits	111,653	11,839	—	—	123,492
Land value incremental tax	94,986	—	—	—	94,986
Intangible assets	15,303	(2,361)	—	—	12,942
Unrealized foreign exchange gain, net	6,050	(3,387)	—	—	2,663
Valuation gain on financial assets, net	149	(149)	410	—	410
Others	27,219	16,515	—	—	43,734

	$2,658,419	$169,388	$875	$—	$2,828,682

(Concluded)

For the year ended December 31, 2024

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,484,496	$10,729	$(450,318)	$1,044,907
Allowance for doubtful receivables over quota	143,088	(24,903)	—	118,185
Valuation loss on financial assets	45,414	28,507	—	73,921
Impairment loss on assets	59,778	(205)	—	59,573
Inventory valuation and obsolescence losses	76,356	2,944	—	79,300
Estimated warranty liabilities	47,640	8,573	—	56,213
Valuation loss on onerous contracts	37,350	8,225	—	45,575
Seniority bonus	69,240	5,504	—	74,744
Unrealized foreign exchange loss, net	2,753	(2,070)	—	683
Share of profit or loss of associates and joint ventures accounted for using equity method	8,314	7,015	—	15,329
Accrued award credits liabilities	16,547	(1,725)	—	14,822

(Continued)

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred revenue	$14,376	$(9,709)	$—	$4,667
Others	24,608	48,875	—	73,483

	2,029,960	81,760	(450,318)	1,661,402
Loss carryforwards	69,479	(69,479)	—	—

	$2,099,439	$12,281	$(450,318)	$1,661,402

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$2,260,446	$142,015	$598	$2,403,059
Deferred revenue for award credits	66,448	45,205	—	111,653
Land value incremental tax	94,986	—	—	94,986
Intangible assets	17,663	(2,360)	—	15,303
Unrealized foreign exchange gain, net	11,466	(5,416)	—	6,050
Valuation gain on financial assets, net	—	149	—	149
Others	9,500	17,719	—	27,219

	$2,460,509	$197,312	$598	$2,658,419

(Concluded)

e.	Unused loss carryforwards and deductible temporary differences for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2025	2024
Loss carryforwards
Expire in 2025	$—	$17,336
Expire in 2026	8,423	10,172
Expire in 2027	2,585	2,585
Expire in 2028	930	930
Expire in 2029	697	1,964
Expire in 2030	198	862
Expire in 2031	—	1,053
Expire in 2032	5,083	5,993
Expire in 2033	16,004	19,813
Expire in 2034	10,689	12,138
Expire in 2035	7,817	—

	$52,426	$72,846

Deductible temporary differences	$17,735	$16,411

f.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2022. Income tax returns of SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, HHI, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHI, CHPT, NavCore, TestPro, SFD, CLPT, CHTSC, IISI and UTC have been examined by the tax authorities through 2023.

g.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2025	2024
Net income used to compute the basic earnings per share
Net income attributable to the parent	$38,712,404	$37,220,464
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(5,288)	(3,251)

Net income used to compute the diluted earnings per share	$38,707,116	$37,217,213

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Year Ended December 31
	2025	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	18,565	17,482

Weighted average number of common stocks used to compute the diluted earnings per share	7,776,012	7,774,929

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

CHIEF did not recognize any compensation costs for stock options for the year ended December 31, 2025. The compensation costs for stock options for the year ended December 31, 2024 were $2,688 thousand.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2024; therefore, the exercise price changed from $171.70 to $166.50 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	7	$166.50	93	$171.70
Options exercised	(7)	166.50	(85)	166.50
Options forfeited	—	—	(1)	—

Options outstanding at end of the year	—	—	7	166.50

Options exercisable at end of the year	—	—	7	166.50

Weighted average remaining contractual life (years)	—		0.87

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	New shares reserved for subscription by employees under capital increase of CHTSC

On June 25, 2025, the Board of Directors of CHTSC approved the capital increase to issue 3,683 thousand shares and simultaneously reserved 552 thousand shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of CHTSC authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-Based Payment”. The fair value of CHTSC’s options granted to employees was $1.03 per share. The compensation costs for stock options for the year ended December 31, 2025 were $569 thousand.

CHTSC used the fair value method to evaluate the options granted to employees on August 20, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on August 20, 2025
Grant-date share price (NT$)	$216.96
Exercise price (NT$)	$238.00
Dividend yield	—
Risk-free interest rate	0.97%
Expected life	0.038 years
Expected volatility	39.95%
Weighted average fair value of grants (NT$)	$1.03

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the years ended December 31, 2025 and 2024 were $74 thousand and $155 thousand, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31, 2025
	Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	655	$19.085
Options exercised	(651)	19.085
Options forfeited	(2)	—

Options outstanding at end of the year	2	19.085

Options exercisable at end of the year	2	19.085

Weighted average remaining contractual life (years)	0.14

	Year Ended December 31, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,519	$19.085	40	$19.085
Options exercised	(699)	19.085	(20)	19.085
Options forfeited	(165)	$—	(20)	$—

Options outstanding at end of the year	655	19.085	—	—

Options exercisable at end of the year	5	19.085	—	—

Weighted average remaining contractual life (years)	1.14		—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600, 755 and 305 stock options on February 26, 2021, May 31, 2022, September 26, 2023 and October 30, 2025, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date. In addition, the Board of Directors of CLPT approved an amendment to the CLPT Plan on October 30, 2025. Under the amended plan, the stock options were valid until December 31, 2025. Employees may exercise the options immediately upon grant, and the vesting conditions were revised from the original service requirement of 2 to 3 years to full and immediate vesting.

The compensation costs for stock options for the years ended December 31, 2025 and 2024 were $9,651 thousand and $4,857 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in October 2024 and October 2025; therefore, the exercise price changed from $15.30 to $14.10 and $12.60 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in October 2024 and October 2025; therefore, the exercise price changed from $15.30 to $14.10 and $12.60 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in October 2024; therefore, the exercise price changed from $14.40 to $13.30 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31, 2025
	Granted on October 30, 2025		Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	750	$14.10	220	$14.10	25	$13.30
Options granted	305	16.87	—	—	—	—	—	—
Options exercised	(305)	16.87	(750)	12.60	(220)	12.60	—	—
Options forfeited	—	—	—	—	—	—	(25)	—

Options outstanding at end of the year	—	—	—	—	—	—	—	—

Options exercisable at end of the year	—	—	—	—	—	—	—	—

Weighted average remaining contractual life (years)	—		—		—		—

	Year Ended December 31, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	755	$15.30	440	$15.30	440	$14.40
Options exercised	—	—	(220)	15.30	(415)	14.40
Options forfeited	(5)	—	—	—	—	—

Options outstanding at end of the year	750	14.10	220	14.10	25	13.30

Options exercisable at end of the year	—	—	—	—	25	13.30

Weighted average remaining contractual life (years)	2.74		1.41		0.16

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 30, 2025	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$33.41	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87	$16.87
Dividend yield	—	—	—	—
Risk-free interest rate	1.20%	1.10%	0.98%	0.31%
Expected life	0.08 years	4 years	4 years	4 years
Expected volatility	29.59%	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$16,560	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

e.	New shares reserved for subscription by employees under capital increase of IISI

On September 23, 2025, the Board of Directors of IISI approved the capital increase to issue 7,725 thousand shares and simultaneously reserved 1,158 thousand shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of IISI authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-Based Payment”. The fair value of IISI’s options granted to employees was $1.57 per share. The compensation costs for stock options for the year ended December 31, 2025 were $1,790 thousand.

IISI used the fair value method to evaluate the options granted to employees on November 7, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 7, 2025
Grant-date share price (NT$)	$46.12
Exercise price (NT$)	$46.00
Dividend yield	—
Risk-free interest rate	1.20%
Expected life	0.04 years
Expected volatility	40.69%
Weighted average fair value of grants (NT$)	$1.57

Expected volatility was based on the average historical share price volatility of IISI’s comparable companies over the one-year period before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing Activities	2025	2024
Additions of property, plant and equipment	$27,766,320	$28,575,455
Changes in other payables	(68,297)	180,095

Payments for acquisition of property, plant and equipment	$27,698,023	$28,755,550

Financing Activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on December 31,
	2025	Activities	New Leases	Others	Interest Paid	2025
Lease liabilities	$10,891,377	$(4,134,509)	$4,445,019	$(157,934)	$(153,812)	$10,890,141

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on December 31,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(3,944,494)	$4,091,788	$(102,667)	$(128,431)	$10,891,377

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	December 31
	2025		2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,020,300	$2,030,144	$2,000,000	$2,002,268

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$25,188,138	$25,196,749	$30,488,206	$30,485,103

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,372	$—	$3,372
Non-listed stocks	—	—	641,999	641,999
Limited partnership	—	—	499,656	499,656
Other investing agreements	$—	$—	$69,697	$69,697

	$—	$3,372	$1,211,352	$1,214,724

Financial assets at FVOCI
Listed and emerging stocks	$315,902	$—	$—	$315,902
Non-listed stocks	—	—	6,489,456	6,489,456

	$315,902	$—	$6,489,456	$6,805,358

Financial liabilities at FVTPL
Derivatives	$—	$3	$—	$3

Hedging financial assets	$—	$3,204	$—	$3,204

Hedging financial liabilities	$—	$56	$—	$56

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$290	$—	$290
Non-listed stocks	—	—	661,152	661,152
Limited partnership	—	—	307,327	307,327
Other investing agreements	—	—	36,757	36,757

	$—	$290	$1,005,236	$1,005,526

Financial assets at FVOCI
Listed and emerging stocks	$126,013	$—	$—	$126,013
Non-listed stocks	—	—	4,540,963	4,540,963

	$126,013	$—	$4,540,963	$4,666,976

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

There were no transfers between Levels 1 and 2 for the years ended December 31, 2025 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$1,005,236	$4,540,963	$5,546,199
Acquisition	325,792	1,464,495	1,790,287
Disposal	—	(374)	(374)
Recognized in profit or loss under “Other gains and losses”	(94,592)	—	(94,592)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	523,282	523,282
Proceeds from capital reduction of the investees and profit distribution	(25,084)	(38,910)	(63,994)

Balance on December 31, 2025	$1,211,352	$6,489,456	$7,700,808

Unrealized gain or loss in 2025	$(94,585)

2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	158,909	312,780	471,689
Recognized in profit or loss under “Other gains and losses”	(146,860)	—	(146,860)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	62,594	62,594
Proceeds from capital reduction of the investees and profit distribution	(42,514)	(3,105)	(45,619)

Balance on December 31, 2024	$1,005,236	$4,540,963	$5,546,199

Unrealized gain or loss in 2024	$(143,396)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	December 31
	2025	2024
Discount for lack of marketability	10.00%~30.00%	20.00%~30.00%
Noncontrolling interests discount	10.00%~29.04%	15.00%~29.04%
Growth rate of long-term revenue	1.33%	0.12%
Discount rate	8.21%~11.60%	8.32%~14.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2025	2024
Discount for lack of marketability
5% increase	$(130,863)	$(63,350)

5% decrease	$130,863	$63,350

Noncontrolling interests discount
5% increase	$(120,840)	$(50,558)

5% decrease	$120,840	$50,558

Growth rate of long-term revenue
0.1% increase	$40,424	$31,347

0.1% decrease	$(39,685)	$(30,798)

Discount rate
1% increase	$(457,823)	$(362,930)

1% decrease	$560,233	$439,187

Categories of Financial Instruments

	December 31
	2025	2024
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,214,724	$1,005,526
Hedging financial assets	3,204	1,133
Financial assets at amortized cost (Note a)	93,016,497	91,048,373
Financial assets at FVOCI	6,805,358	4,666,976
Financial liabilities
Measured at FVTPL
Held for trading	$3	$—
Hedging financial liabilities	56	1,907
Financial liabilities at amortized cost (Note b)	63,014,547	69,231,194

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other assets).

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 42 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2025	2024
Assets
USD	$168	$263
EUR	6,408	1,160
Liabilities
USD	3	—
EUR	56	1,907

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2025	2024
Profit or loss
Monetary assets and liabilities (a)
USD	$119,427	$87,301
EUR	(70,635)	(49,111)
SGD	33,692	(33,187)
RMB	2,621	6,738
Derivatives (b)
USD	1,427	2,309
EUR	4,613	512
Equity
Derivatives (c)
EUR	7,380	17,070

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2025	2024
Fair value interest rate risk
Financial assets	$41,450,570	$47,562,672
Financial liabilities	36,418,279	41,444,583
Cash flow interest rate risk
Financial assets	18,423,926	12,949,846
Financial liabilities	1,600,000	1,785,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $42,060 thousand and $27,912 thousand for the years ended December 31, 2025 and 2024, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $57,083 thousand and $340,268 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2025. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $48,424 thousand and $233,349 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2024.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

December 31, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$41,946,374	$—	$2,783,132	$5,261,997	$—	$49,991,503
Floating interest rate instruments	2.10	3,352	5,600	25,200	1,625,200	—	1,659,352
Fixed interest rate instruments	0.73	225,491	178,495	2,096,214	22,675,050	1,001,667	26,176,917

		$42,175,217	$184,095	$4,904,546	$29,562,247	$1,001,667	$77,827,772

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,917,802	$5,391,462	$1,684,996	$153,284	$11,147,544

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$42,220,071	$—	$2,499,932	$5,310,453	$—	$50,030,456
Floating interest rate instruments	2.08	103,653	5,794	79,384	1,691,150	—	1,879,981
Fixed interest rate instruments	0.54	78,746	45,166	8,968,938	17,248,299	4,719,401	31,060,550

		$42,402,470	$50,960	$11,548,254	$24,249,902	$4,719,401	$82,970,987

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,586,029	$5,255,191	$2,142,230	$164,061	$11,147,511

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2025
Gross settled
Forward exchange contracts
Inflow	$85,531	$184,164	$—	$—	$269,695
Outflow	85,422	177,756	—	—	263,178

	$109	$6,408	$—	$—	$6,517

December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$46,142	$350,466	$—	$—	$396,608
Outflow	45,879	351,213	—	—	397,092

	$263	$(747)	$—	$—	$(484)

2)	Financing facilities

	December 31
	2025	2024
Unsecured bank loan facilities
Amount used	$340,000	$250,000
Amount unused	26,973,921	56,438,486

	$27,313,921	$56,688,486

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000
Amount unused	15,000	15,000

	$1,615,000	$1,615,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Gather Works Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa Sochamp Technology Inc.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Ba Gua Liao Foundation	Substantial related party of SENAO
Cih Yue Charity Foundation	Substantial related party of SENAO
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
UDN Digital Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2025	2024
Associates	$330,200	$401,964
Others	182,214	65,231

	$512,414	$467,195

	Operating Costs and Expenses
	Year Ended December 31
	2025	2024
Associates	$834,909	$1,108,287
Others	87,183	82,091

	$922,092	$1,190,378

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2025	2024
Associates	$43,929	$40,193
Others	4,982	1,297

	$48,911	$41,490

3)	Receivables

	December 31
	2025	2024
Associates	$184,493	$183,753
Others	28,987	9,251

	$213,480	$193,004

4)	Payables

	December 31
	2025	2024
Associates	$163,125	$476,069
Others	13,621	4,332

	$176,746	$480,401

5)	Customers’ deposits

	December 31
	2025	2024
Associates	$2,443	$3,557

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2025	2024
Associates	$21,741	$144,048

7)	Acquisition of intangible assets

	Year Ended December 31
	2025	2024
Associates	$—	$429

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2025	2024
Lease liabilities - current	$297,328	$204,393
Lease liabilities - noncurrent	1,191,341	1,463,029

	$1,488,669	$1,667,422

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2025 and 2024 were $6,630 thousand and $7,478 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	December 31
	2025	2024
Bank deposits and other financial assets	$3,237,633	$2,708,878

The interest income recognized for the aforementioned bank deposits and other financial assets for the years ended December 31, 2025 and 2024 were $49,461 thousand and $24,717 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2025	2024
Short-term employee benefits	$437,623	$368,646
Post-employment benefits	14,753	8,986
Share-based payment	1,022	920

	$453,398	$378,552

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	December 31
	2025	2024
Property, plant and equipment	$2,409,806	$2,439,320
Land held under development (included in inventories)	1,998,733	1,998,733
Restricted assets (included in other assets - others)	$1,306,353	$1,189,118

	$5,714,892	$5,627,171

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2025 were as follows:

a.	Acquisitions of property, plant and equipment of $21,660,215 thousand.

b.	Acquisitions of telecommunications-related inventory of $8,020,568 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand; as of December 31, 2025, Chunghwa had paid the amount of EUR 117,705 thousand. Chunghwa signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115,000 thousand; as of December 31, 2025, Chunghwa had paid the amount of USD 17,080 thousand. The aforementioned amounts are classified as prepayments.

g.	The Company has signed the house and land presale contracts amounting to $7,691,358 thousand and has received $1,227,575 thousand in accordance with the contracts (classified as contract liabilities).

h.

Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand. Chunghwa and CDCC Capital invested a total of $650,000 thousand in December 2025 (classified as other assets - prepayments for investments).

i.	Chunghwa entered into a long-term energy purchase agreement with the supplier. The relative fulfillment period, quantity and price are specified in the agreement.

41.	SIGNIFICANT SUBSEQUENT EVENTS

a.	CHPT issued its first 3-year unsecured convertible corporate bond at the amount of $2,568,532 thousand in January 2026.

b.

On February 25, 2026, the Board of Directors of CHIEF resolved to repurchase 1,000 thousand treasury shares for the purpose of transferring shares to the employees. The repurchase price range is between $280 and $470. When CHIEF’s stock price falls below the set floor price, CHIEF will continue to execute the repurchase plan. CHIEF expects to repurchase for the period from February 26, 2026 to April 25, 2026.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	December 31, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$126,702	31.43	$3,982,241
EUR	1,252	36.90	46,193
SGD	91,411	24.45	2,235,002
RMB	21,710	4.496	97,607
Non-monetary items
Investments accounted for using equity method
USD	7,447	31.43	234,057
SGD	14,091	24.45	344,530
VND	484,883,118	0.0012	581,860
Liabilities denominated in foreign currencies
Monetary items
USD	50,706	31.43	1,593,700
EUR	39,536	36.90	1,458,887
SGD	63,851	24.45	1,561,165
RMB	10,048	4.496	45,178

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$90,344	32.79	$2,961,914
EUR	1,663	34.14	56,783
SGD	44,547	24.13	1,074,925
RMB	39,339	4.478	176,160
Non-monetary items
Investments accounted for using equity method
USD	8,424	32.79	276,180
SGD	12,991	24.13	313,467
VND	451,398,010	0.0013	573,275
Liabilities denominated in foreign currencies
Monetary items
USD	$37,087	32.79	$1,215,887
EUR	30,433	34.14	1,038,994
SGD	72,054	24.13	1,738,668
RMB	9,244	4.478	41,394

The unrealized foreign currency exchange gains and losses were loss of $57,167 thousand and gain of $19,319 thousand for the years ended December 31, 2025 and 2024, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Information on investments in Mainland China:

1)

The name of the investee in Mainland China, its main businesses and products, paid-in capital, method of investment, information on inflow or outflow of capital, ownership percentage, net income (loss) of the investee, share of profit (loss) of the investee, ending balance, amount received as dividends from the investee, and the limit on the amount of investment in Mainland China: Please see Table 6.

2)

Significant transactions with the investee in Mainland China occurring directly or indirectly through a third region, and the prices, terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: None.

h.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

44.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2025
Revenues
From external customers	$143,365,246	$77,236,114	$9,516,684	$5,996,365	$236,114,409
Intersegment revenues	2,941,328	1,030,139	954,903	379,559	5,305,929

Segment revenues	$146,306,574	$78,266,253	$10,471,587	$6,375,924	241,420,338

Intersegment elimination					(5,305,929)

Consolidated revenues					$236,114,409

Segment income before income tax	$31,310,092	$12,509,983	$2,218,481	$4,231,044	$50,269,600

Year ended December 31, 2024
Revenues
From external customers	$139,982,387	$75,337,783	$9,919,287	$4,728,835	$229,968,292
Intersegment revenues	2,764,922	884,308	1,107,156	376,459	5,132,845

Segment revenues	$142,747,309	$76,222,091	$11,026,443	$5,105,294	235,101,137

Intersegment elimination					(5,132,845)

Consolidated revenues					$229,968,292

Segment income before income tax	$29,758,625	$12,787,210	$2,383,113	$2,824,841	$47,753,789

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2025
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(378,904)	$49,573	$295,064	$98,199	$63,932

Interest income	$25,782	$59,664	$53,374	$765,238	$904,058

Interest expenses	$219,534	$106,984	$8,366	$35,483	$370,367

Depreciation and amortization	$28,580,762	$10,393,048	$1,464,886	$721,830	$41,160,526

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Impairment loss on property, plant and equipment	$90,157	$22,040	$22	$—	$112,219

Reversal of impairment loss on investment properties	$—	$—	$—	$28,354	$28,354

Year ended December 31, 2024
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(309,622)	$56,013	$277,106	$130,690	$154,187

Interest income	$28,783	$56,663	$57,673	$637,849	$780,968

Interest expenses	$199,507	$97,964	$7,868	$34,003	$339,342

Depreciation and amortization	$28,420,620	$9,943,015	$1,421,749	$739,072	$40,524,456

Reversal of impairment loss on investment properties	$—	$—	$—	$139,200	$139,200

(Concluded)

Main Products and Service Revenues

	Year Ended December 31
	2025	2024
Consumer Business
Mobile services	$58,918,554	$57,067,032
Fixed-line services	43,078,322	42,871,664
Sales	38,502,884	37,231,215
Others	2,865,486	2,812,476

	143,365,246	139,982,387

Enterprise Business
Fixed-line services	33,588,512	33,757,499
ICT business	30,360,102	27,791,544
Mobile services	9,530,136	9,151,593
Others	3,757,364	4,637,147

	77,236,114	75,337,783

International Business
Fixed-line services	4,781,556	5,086,694
ICT business	4,105,759	4,016,396
Others	629,369	816,197

	9,516,684	9,919,287

Others
Sales	5,066,390	3,803,048
Others	929,975	925,787

	5,996,365	4,728,835

	$236,114,409	$229,968,292

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2025	2024
Taiwan, ROC	$226,132,677	$220,398,322
Overseas	9,981,732	9,569,970

	$236,114,409	$229,968,292

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, Thailand, Germany and Malaysia for $2,578,188 thousand and $2,947,697 thousand as of December 31, 2025 and 2024, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2025 and 2024, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$644,013	$300,000	$300,000	$300,000	$—	4.66	$3,220,063	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	644,013	200,000	200,000	200,000	—	3.11	3,220,063	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI - noncurrent	172,927	$4,352,638	12	$4,352,638	—
	iKala Global Online Corp.	—	Financial assets at FVOCI - noncurrent	112,500	313,036	—	313,036	Note 4
	KKCompany Technologies Inc.	—	Financial assets at FVOCI - noncurrent	12,039	1,029,327	8	1,029,327	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI - noncurrent	136	110,936	—	110,936	Note 4
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI - noncurrent	5,252	19,183	17	19,183	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI- noncurrent	1,200	4,749	2	4,749	—
	Innovation Works Limited	—	Financial assets at FVOCI- noncurrent	1,000	6,908	—	6,908	Note 4
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI- noncurrent	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI- noncurrent	7,617	—	3	—	—
	Taiwan Smart Electricity & Energy Co., Ltd.	—	Financial assets at FVOCI- noncurrent	19,688	177,939	13	177,939	—
	Cornerstone Ventures Co., Ltd.	—	Financial assets at FVOCI- noncurrent	25	186	5	186	—
	Da Da Broadband Ltd.	—	Financial assets at FVOCI- noncurrent	4,800	288,000	8	288,000	—
	Manuscript Inc.	—	Financial assets at FVOCI- noncurrent	13	38,910	8	38,910	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	400,115	—	400,115	Note 4
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	176,929	9	176,929	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	11,080	4	11,080	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	349,962	10	349,962	—
	TRF 1 L.P.	—	Financial assets at FVTPL - noncurrent	—	122,150	10	122,150	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,010,142	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI - noncurrent	1,200	9,753	9	9,753	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI - current	361	18,555	—	18,555	Notes 2 and 4
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI - noncurrent	1,875	59,821	1	59,821	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI - noncurrent	4,571	33,213	11	33,213	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI - noncurrent	2,309	18,173	7	18,173	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI - noncurrent	600	26,709	9	26,709	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	ioNetworks Inc.	—	Financial assets at FVOCI - noncurrent	107	$11,491	—	$11,491	Note 4
	iSing99 Inc.	—	Financial assets at FVOCI - noncurrent	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI - noncurrent	20,000	—	2	—	—
	Horng Yu Electric Co., Ltd.	—	Financial assets at FVOCI - noncurrent	400	194,000	1	194,000	Note 2
	Navstar Electronics Co., Ltd.	—	Financial assets at FVTPL - noncurrent	3,000	39,303	—	39,303	Note 4
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	27,544	3	27,544	—
TestPro Investment Co., Ltd.	Stocks
	Yokowo Co., Ltd	—	Financial assets at FVOCI - noncurrent	52	23,431	—	23,431	Note 2
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	14,572	—	14,572	Note 4
	CyCraft Technology Corporation	—	Financial assets at FVOCI - noncurrent	912	66,478	3	66,478	—
	Fubon Financial Holding Co., Ltd.	—	Financial assets at FVOCI - noncurrent	36	1,922	—	1,922	Notes 2 and 4
	Corporate bonds
	Mercuries Life Insurance Co., Ltd.	—	Financial assets at amortized cost	—	20,300	—	20,002	Note 3

Note 1:	Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3:	Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

Note 4:	Preferred stocks.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$4,934,806	2	30 days	$—	—	$220,475	1
			Purchase	1,356,587	1	30~90 days	—	—	(1,062,359)	(7)
	CHIEF Telecom Inc.	Subsidiary	Sales	518,373	—	30 days	—	—	69,415	—
			Purchase	135,038	—	30 days	—	—	(17,003)	—
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	192,787	—	30 days	—	—	(62,483)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,225,190	1	30 days	—	—	(506,721)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	220,239	—	30~60 days	—	—	3,708	—
			Purchase	7,582,106	6	30~60 days	—	—	(1,708,370)	(11)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	192,820	—	30 days	—	—	56,577	—
			Purchase	528,923	—	90 days	—	—	(116,562)	(1)
	Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Purchase	128,268	—	30~90 days	—	—	(19,856)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	187,219	—	30 days	—	—	(174,695)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	142,763	—	30~90 days	—	—	27,321	—
			Purchase	289,110	—	90 days	—	—	(67,502)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	322,151	—	30 days	—	—	(33,449)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	711,742	1	30 days	—	—	(109,050)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	161,981	—	30 days	—	—	45,438	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	255,021	—	30~90 days	—	—	(8,645)	—
	WiAdvance Technology Corporation	Associate	Purchase	162,634	—	60 days	—	—	(42,280)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Purchase	264,107	1	30 days	—	—	(7,774)	—
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	108,732	—	60 days	—	—	28,390	1
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	139,066	4	30 days	—	—	10,919	3
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	170,220	4	90 days	—	—	72,740	11

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$397,076 (Note 2)	10.88	$—	—	$380,959	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,215,809 (Note 2)	8.12	—	—	212,480	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	506,721 (Note 2)	4.54	—	—	292,955	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,735,718 (Note 2)	4.97	—	—	616,172	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	109,050 (Note 2)	7.66	—	—	72,303	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	116,562 (Note 2)	5.88	—	—	65,865	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	174,695 (Note 2)	7.81	—	—	162,526	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	72,740 (Note 2)	1.60	—	—	15,284	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,745,625	$445,292	$117,446	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,830,021	18,892	10,771	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	990,245	101,622	101,622	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,349,725	266,078	266,082	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	689,976	38,140	33,678	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,210,297	1,227,441	699,241	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,736,466	311,080	277,049	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	180,965	(3,408)	(3,408)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	725,618	365,125	362,788	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	195,379	7,096	5,315	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,025	5,113	5,113	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	919,632	98,703	98,703	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	57	1,106,750	436,927	291,121	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	163,667	7,293	7,293	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	164,226	28,577	16,015	Subsidiary (Note 5)
	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	62	218,164	68,355	47,568	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	86,103	21,604	13,142	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	358,331	101,299	93,387	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	503,369	507,363	35,920	45	764,721	152,442	69,391	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	28,300	(10,715)	(10,900)	Subsidiary (Note 5)
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	114,274	(11,360)	(11,360)	Subsidiary (Note 5)
	CHT InventAI Co., Ltd.	Taiwan	AI software, system development, application services, and enterprise consulting	120,000	—	12,000	100	119,237	(763)	(763)	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$293,582	$288,327	—	30	$581,860	$433,687	$130,106	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	378,089	260,582	112,765	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	—	67,025	—	—	—	(81,804)	(24,541)	Associate (Note 8)
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	126,836	(221,199)	(66,360)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	265,349	85,048	19,588	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	135,189	155,053	41,353	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	252,258	(734)	(367)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	—	4,900	—	—	—	(1)	—	Associate (Note 6)
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,591,348	(856,008)	(389,810)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,083	(329)	(168)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	260,570	(45,554)	(12,870)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	40	234,057	(49,829)	(20,141)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	(11,414)	—	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	2,023,706	307,052	101,807	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	153,943	835	(7,455)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,740	100	155,331	12,611	12,610	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	141,343	34,466	34,466	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,532	86	86	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	45,836	4,616	4,616	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	344,530	486,684	185,574	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	53,947	(768)	(307)	Associate
	Chunghwa Telecom Malaysia SDN. BHD.	Malaysia	International private leased circuit, IP VPN service, and ICT services	45,540	—	6,219	100	44,328	(2,056)	(2,056)	Subsidiary (Note 5)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	175,951	178,608	11,063	34	2,959,109	997,181	340,890	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	106,471	1,227,441	35,991	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,706	445,292	1,726	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	—	65,175	—	—	—	(12,983)	(3,544)	Associate (Note 7)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	$91,381	$91,381	2,559	10	$53,608	$(20,658)	$(3,204)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	80,000	8,000	9	73,731	(51,738)	(5,174)	Associate
	Gather Works Co., Ltd.	Taiwan	Film and drama IP development, copyright management and copyright sales	14,400	—	1,440	48	12,123	(4,744)	(2,277)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	107,069	1,783	1,819	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,220	92	92	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	133,449	(15,971)	(9,454)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	195,000	135,000	19,500	100	84,812	(13,200)	(11,489)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	17,727	(24,644)	(13,370)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	180,965	(3,408)	(3,408)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,970	537	521	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	5,029	100	62,124	9,524	9,524	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	2,450	49	41,579	(9,989)	(4,800)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	60,904	(1,209)	(1,209)	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	18,269	25,208	6,302	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025.

Note 7:	The Company disposed of all its shares of ATT in October 2025.

Note 8:	The Company disposed of all its shares of KKBOXTW in November 2025.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2025	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2025	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2025	Accumulated Inward Remittance of Earnings as of December 31, 2025	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	611	100	611	9,732	—	Notes 8 and 10
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(16,690)	100	(16,690)	138,446	—	Notes 8 and 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	5,851	49	2,867	8,662	10,194	Notes 9 and 10

Investor	Accumulated Investment in Mainland China as of December 31, 2025	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$240,474,045
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	5,268,256
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,184,159

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	Shanghai Chief Telecom Co., Ltd. was a reinvestment through CHIEF Telecom Inc.

Note 10:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2025	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$220,475	—	—
					Accrued custodial receipts	176,601	—	—
					Accounts payable	1,062,359	—	—
					Amounts collected for others	153,450	—	—
					Revenues	4,934,806	—	2
					Operating costs and expenses	1,356,587	—	1
			CHIEF Telecom Inc.	a	Revenues	518,373	—	—
					Operating costs and expenses	135,038	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Operating costs and expenses	192,787	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	506,721	—	—
					Operating costs and expenses	1,225,190	—	1
					Prepayments	223,979		—
					Property, plant and equipment	672,519	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,708,370	—	—
					Revenues	220,239	—	—
					Operating costs and expenses	7,582,106	—	3
			Donghwa Telecom Co., Ltd.	a	Accounts payable	116,562	—	—
					Revenues	192,820	—	—
					Operating costs and expenses	528,923	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Operating costs and expenses	128,268	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	174,695	—	—
					Operating costs and expenses	187,219	—	—
			Chunghwa Telecom Global Inc.	a	Revenues	142,763	—	—
					Operating costs and expenses	289,110	—	—
			CHT Security Co., Ltd.	a	Operating costs and expenses	322,151	—	—
			International Integrated Systems, Inc.	a	Accounts payable	109,050	—	—
					Operating costs and expenses	711,742	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Revenues	161,981	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2025, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the year ended December 31, 2025.

Note 5:	The amount was eliminated upon consolidation.